Enron North America Corp. P.O. Box 1188 Houston, TX 77251-1188

November 27, 2001

Mariner Energy, LLC
Mariner Holdings, Inc.
Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas 77079

Ladies and Gentlemen:

        I hereby resign from my position as a member of the Board of Directors of each of Mariner Energy, LLC, Mariner Holdings, Inc. and Mariner Energy, Inc. effective immediately.

Very truly yours,
/s/ C. John Thompson
C. John Thompson

cc: Kelly Zelikovitz